Exhibit 99.2

RADCOM LTD.
___________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. will be held on Wednesday, December 30, 2015 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Radcom”, “we”, “us”, “our”, “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Matty Karp and Heli Bennun;

(2)	To approve an amendment to each of our Amended and Restated Articles of Association and Memorandum of Association;

(3)	To approve an amendment to our Compensation Policy;

(4)	To approve the cash compensation to be paid to our directors other than our Active Chairwoman of our Board of Directors;

(5)	To approve the bonus formula for each of the years 2016-2018 for our Chief Executive Officer and President;

(6)	To approve the salary to be paid to our Active Chairwoman of our Board of Directors;

(7)	To ratify the equity-based compensation of David Ripstein, our current Chief Executive Officer and President;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2014; and

(10)	Totransact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 26, 2015. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on November 23, 2015 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israel Companies Law, 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +9723-6474681 no later than December 20, 2015. Any position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Heli Bennun

Active Chairwoman of the Board of Directors

Dated: November 23, 2015

Our audited financial statements for the fiscal year ended December 31, 2014, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 26, 2015 with the SEC and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL
___________________________

PROXY STATEMENT
___________________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2015 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 30, 2015 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “Radcom”, “we”, “us”, “our” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Matty Karp and Heli Bennun;

(2)	To approve an amendment to each of our Amended and Restated Articles of Association and Memorandum of Association;

(3)	To approve an amendment to our Compensation Policy;

(4)	To approve the cash compensation to be paid to our directors other than our Active Chairwoman of our Board of Directors;

(5)	To approve the bonus formula for each of the years 2016-2018 for our Chief Executive Officer and President;

(6)	To approve the salary to be paid to our Active Chairwoman of our Board of Directors;

(7)	To ratify the equity-based compensation of David Ripstein, our current Chief Executive Officer and President;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst and Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors, to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2014; and

(10)	Totransact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 26, 2015. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on November 23, 2015 will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about November 25, 2015 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israel Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +972-3-6474681 no later than December 20, 2015. Any position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had on November 18, 2015, 8,664,467 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of November 18, 2015 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the SEC, and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC. The percentage of outstanding Ordinary Shares is based on 8,664,467 Ordinary Shares outstanding as of November 18, 2015.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,778,383		31.04%
G2 Investment Partners Management LLC	805,729	(4)	9.30%
G2 Investment Partners QP LP	712,586	(4)	8.22%
Yehuda Zisapel (5)	462,330		5.34%
David Ripstein	86,861		*
All directors and executive officers as a group, except Zohar Zisapel (9 persons) (7)	258,986		2.90%

* Represents beneficial ownership of less than 1% of the outstanding Ordinary Shares.

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 18, 2015.

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 18, 2015. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)
Includes (i) 2,016,472 Ordinary Shares held of record by Mr. Zohar Zisapel, (ii) 13,625 Ordinary Shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel (“K&M”), (iii) 224,562 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd (“Klil”), an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 238,187 Ordinary Shares held of record by Lomsha Ltd. (“Lomsha”), an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 150,000 Ordinary Shares issuable upon exercise of options, with an average exercise price per share of $5.41, expiring between the years 2017 and 2019, and (vi) 74,854 Ordinary Shares issuable upon exercise of warrants held by Klil and 60,683 Ordinary Shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of November 18, 2015. This information is based on information provided by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel’s Schedule 13D/A filed with the SEC on February 18, 2014.

(4)	This information is based on G2 Investment Partners Management LLC’s Schedule 13G/A, filed with the SEC on February 17, 2015.
(5)
Includes (i) 234,740 Ordinary Shares held of record by Mr. Yehuda Zisapel, and (ii) 227,590 Ordinary Shares held of record by Retem Local Networks Ltd. (“Retem”), an Israeli company.   Mr. Yehuda Zisapel is a principal shareholder and director of Retem and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies. Mr. Yehuda Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on information provided by Mr. Yehuda Zisapel and based on Mr. Yehuda Zisapel’s Schedule 13G/A filed with the SEC on February 14, 2007.

(6)	Includes 86,861 Ordinary Shares issuable upon exercise of options, which expire between the years 2016 and 2019. These options are exercisable currently or within 60 days of November 18, 2015.
(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of November 18, 2015) and has, therefore, not been separately disclosed. The amount of Ordinary Shares is comprised of 258,986 Ordinary Shares issuable upon exercise of options and warrants exercisable currently or within 60 days of November 18, 2015.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table represent incremental cost to our company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
David Ripstein CEO	2014	305,940	274,621	57,465	82,397	720,423
Ronen Hovav VP Americas	2014	233,460	239,887	7,330	3,856	484,533
Eyal Harari VP Products	2014	143,098	46,510	41,404	59,201	290,213
Yoram Sherman VP Sales (5)	2014	152,692	46,990	7,330	59,656	266,668
Yuval Porat VP R&D	2014	161,239	-	14,712	55,984	231,935

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)	Amounts reported in this column represent annual bonuses and commissions granted to the Covered Executives based on performance based formulas.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2l to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2014.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security and other benefits and perquisites consistent with the Company’s guidelines.

(5)	Mr. Sherman resigned from the Company on March 30, 2015.

ITEM 1 – RE-ELECTION OF DIRECTORS

At the Meeting, you will be asked to re-elect three directors, Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Heli Bennun, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors who were re-elected by our shareholders on June 30, 2013 for a three-year term as required under Israeli law, will constitute our entire Board of Directors. If elected, the nominees will continue to be entitled to receive the compensation we pay to our directors as approved by our shareholders at our 2013 Annual General Meeting of Shareholders, provided that if Item 4 below is approved each of Mr. Zisapel and Mr. Karp will be entitled to receive the cash compensation described therein, and if both Item 3 and Item 6 are approved Ms. Bennun will be entitled to receive the cash compensation described in Item 6.

Proxies for the Meeting may not be voted for more than three nominees. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors, in its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors, each to hold office until the next annual general meeting and until his or her successor shall have duly taken office, unless his or her office is vacated earlier under any relevant provision of our Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel, 66, a co-founder of our Company, has served as a member of our Board since our inception in 1985 and served as our Chairman from our inception until September 10, 2015. Mr. Zisapel is also the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT) and a director of Amdocs Ltd. (NYSE: DOX) as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Matty Karp, 66, has served as a member of our Board since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Ms. Heli Bennun, 61, has served our ActiveChairwoman since September 10, 2015, and as a member of our Board since December 2012.  Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) (“Arel”), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel’s board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) (“ArelNet”), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO from 1998 until 2001, during which time ArelNet went public on the TASE.  In 2004, Ms. Bennun resumed her position as ArelNet’s CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in industrial and management engineering from Ben-Gurion University.  Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, a member of our Board of Directors and our largest shareholder and who may be deemed a “controlling shareholder” of Radcom, as such term is defined in the Companies Law.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately.”

“RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately.”

“RESOLVED, that Ms. Heli Bennun be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 – APPROVAL OF AN AMENDMENT TO EACH OF OUR AMENDED AND RESTATED
ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION

At the Meeting, we will seek shareholder approval of an amendment to each of our Amended and Restated Articles of Association and Memorandum of Association to increase our authorized share capital and the number of authorized Ordinary Shares. Pursuant to our current Amended and Restated Articles of Association and Memorandum of Association, our share capital is divided into 9,997,670 Ordinary Shares and 2,330 Deferred Shares, par value NIS 0.20 per share. As of November 18, 2015, we had issued and outstanding 8,664,467 Ordinary Shares. We believe that the remaining balance of Ordinary Shares (1,333,203 Ordinary Shares) will likely not be sufficient to support our activities and operations over the near term, which may include the grant of options to purchase Ordinary Shares and Ordinary Share RSUs to our employees and potentially financing activities that may require that we issue Ordinary Shares.

Accordingly, we propose to amend Article 4 of our Amended and Restated Articles of Association and Article 4 of our Memorandum of Association, each as set forth below, to increase our authorized share capital to NIS 4,000,466 and the number of authorized Ordinary Shares to 20,002,330. We have underlined the language proposed to be added and crossed through the language proposed to be deleted.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to each of our Amended and Restated Articles of Association and our Memorandum of Association.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Article 4 of our Amended and Restated Articles of Association be amended with the changes marked below:

‘4.           Share Capital

The share capital of the Company is ~~two million New Israeli Shekel (NIS 2,000,000)~~ four million, four hundred and sixty six New Israeli Shekel (NIS 4,000,466) divided into ~~nine million nine hundred ninety seven thousand six hundred and seventy (9,997,670)~~ twenty million (20,000,000) Ordinary Shares, par value NIS 0.20 each, and two thousand three hundred and thirty (2,330) Deferred Shares, par value NIS 0.20 each.’ ”

“RESOLVED, that Article 4 of our Memorandum of Association be amended with the changes marked below:

‘4.           Share Capital

The share capital of the Company is ~~two million New Israeli Shekel (NIS 2,000,000)~~ four million, four hundred and sixty six New Israeli Shekel (NIS 4,000,466) divided into ~~nine million nine hundred ninety seven thousand six hundred and seventy (9,997,670)~~ twenty million (20,000,000) Ordinary Shares, par value NIS 0.20 each, and two thousand three hundred and thirty (2,330) Deferred Shares, par value NIS 0.20 each.’ ”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3 – APPROVAL OF AN AMENDMENT TO OUR COMPENSATION POLICY

At the Meeting, we will propose that our shareholders approve an amendment to our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as described below (the “Amendment”).  Our Compensation Committee examined the factors to be considered in determining a company’s compensation policy as set forth in the Companies Law, and formulated the proposed Amendment. Our Board of Directors then considered and approved the Amendment, following its own examination of the compensation factors set forth in the Companies Law, and is recommending the Amendment to the shareholders at the Meeting for their approval. If approved, the amended Compensation Policy will serve as our new compensation policy for all of our executive officers and directors following the date of the Meeting. According to the Companies Law, even if the shareholders do not approve the Amendment, the Compensation Committee and the Board of Directors may thereafter approve the Amendment, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed Amendment and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

The following are the proposed changes to our Compensation Policy as set forth in the Amendment:

•
The Chairperson of our Board of Directors shall be entitled to receive fixed monthly salary from the Company, for as long such individual is acting as an active Chairperson, and the provisions of the Compensation Policy shall apply to such remuneration accordingly; and

•	For so long as the Active Chairperson receives the monthly salary, he or she will not be entitled to receive the cash remuneration received by the other members of the Board.

The Compensation Committee and Board of Directors are recommending that the shareholders approve the Amendment to permit the Company to pay the Active Chairperson of the Board of Directors fixed monthly cash compensation in order to appropriately compensate our Active Chairperson for the amount of time and effort that our Active Chairperson is required to devote to the Company. Other than the proposed changes set forth in the Amendment, our Compensation Committee and Board of Directors did not identify any other changes they believe need to be made to our Compensation Policy at this time.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments to the Compensation Policy, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

Under the Companies Law:

•
a “controlling shareholder” for this purpose is any shareholder who has the ability to direct Radcom’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Radcom.  To the knowledge of Radcom, other than Mr. Zohar Zisapel, who may be deemed a controlling shareholder, there is no shareholder who is a controlling shareholder; and

•
a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact [Mr. Uri Birenberg, our Chief Financial Officer] at +972-77-774-5060 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name”, you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the Company’s Compensation Policy shall be amended in the manner set forth in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 – APPROVAL OF THE CASH COMPENSATION
TO BE PAID TO OUR DIRECTORS
OTHER THAN OUR  ACTIVE CHAIRWOMAN OF OUR BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the cash compensation described below to be paid to each of our directors other than Ms. Heli Bennun, our  Active Chairwoman of the Board of Directors (provided that if Ms. Bennun is re-elected as a member of our Board of Directors under Item 1, this Item 4 is approved, and either Item 3 or Item 6 is not approved, Ms. Bennun will be eligible to receive the compensation described in this Item 4). We propose to pay our non-external directors the same compensation (in the form of cash and equity compensation) that we pay to our external directors, which is set according to the Companies (Rules Concerning the Compensation and Expenses of an External Director) Regulations (the “Compensation Regulations”). The compensation of directors requires the approval of our Compensation Committee, Board of Directors and shareholders, in that order. On October 18, 2015, our Compensation Committee, and on October 26, 2015, our Board of Directors, approved the below compensation terms, subject to approval of our shareholders.

The cash component of the compensation of our external directors consists of an annual fee of NIS 21,425 (currently equivalent to approximately $5,490) and a per meeting attendance fee of NIS 1,240 (currently equivalent to approximately $320), which are the minimum amounts payable pursuant to the Compensation Regulations to external directors of companies with a similar equity as ours. We propose to pay our non-external directors the same cash compensation that we currently pay to our external directors.

The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on November 18, 2015.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and adjustments in the amounts payable to external directors pursuant to the Compensation Regulations from time to time. In the event that any other changes are made from time to time in the future to the compensation terms of our external directors that require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external directors.

Reasons for the Proposal

Our Compensation Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the non-external directors for their services and their contributions to our development.  The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our non-external directors. Finally, the proposed compensation of our non-external directors is meant to provide the same compensation to our non-external directors that we pay to our external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in our best interests.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the cash compensation to directors, provided that, solely with respect to the compensation to be paid to Mr. Zohar Zisapel, who may be deemed to be a controlling shareholder of our company, either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 3 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above under the caption “Required Approval.”

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the cash compensation to be paid to our directors, other than Zohar Zisapel, as described in the Proxy Statement, be, and the same hereby is, approved.”

“RESOLVED, that the cash compensation to be paid to Zohar Zisapel, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 5 - APPROVAL OF THE BONUS FORMULA FOR EACH OF THE YEARS 2016-2018
FOR OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT

At the Meeting our shareholders will be asked to approve a formula for determining the bonus to be paid to our Chief Executive Officer and President for each of the years ended December 31, 2016, 2017 and 2018 (the “Formula”). Under the Companies Law, the compensation of the chief executive officer of a public Israeli company must be approved by the company’s compensation committee, board of directors and shareholders, in that order. In addition, under the Companies Law, when approving such compensation, the compensation committee and board of directors must determine that the compensation is in accordance with the company’s compensation policy. Our Compensation Committee and Board of Directors determined that the Formula is in accordance with our Compensation Policy.

Formula

The proposed Formula provides that the annual bonus of our Chief Executive Officer and President for each of the years ended December 31, 2016, 2017 and 2018, will be based on the aggregation of the following three independent components:

1.	Measureable results of the Company;
2.	Qualitative, non-measureable criteria; and
3.	Special transactions.

1.           Measureable Results - The annual bonus based on measurable results of the Company will be according to the achievement of the applicable metrics in the table below (“Measurable Results Annual Bonus”), with the target bonus (i.e. for 100% performance) being 0.5 annual base salaries of our Chief Executive Officer and President.

Annual weighing of metrics:

“Revenue Target” means achievement of the revenues target set in the annual budget of the company approved by the Board of Directors for the applicable year (the "Annual Budget"), and entitles our Chief Executive Officer and President to 40% of the Measurable Results Annual Bonus;

“Operating Income Target” means achievement of the operating income target set in the Annual Budget, and entitles our Chief Executive Officer and President to 40% of the Measurable Results Annual Bonus; and

“Booking Target” means achievement of the booking target set in the Annual Budget, and entitles our Chief Executive Officer and President to 20% of the Measurable Results Annual Bonus.

Target thresholds within each of the aforesaid revenues, operating income and booking metrics and ranges of Measurable Results Annual Bonus payout (out of the applicable portion of the Measurable Results Annual Bonus assigned to such metric) is according to the table below:

Achievement/Overachievement of the Revenue Target (straight line between the steps)		Achievement/Overachievement of the Operating Income Target (straight line between the steps)		Achievement/Overachievement of the Booking Target (straight line between the steps)
Performance	Payment	Performance	Payment	Performance	Payment
80-100%	0-100%	0-100%	0-100%	80-100%	0-100%
101-125%	101-125%	101-125%	101-125%	101-125%	101-125%
Over 125%	125%	Over 125%	125%	Over 125%	125%

If the Revenue Target’s performance is below 80%, or if the Booking Target’s performance is below 80%, then the Measurable Results Annual Bonus for the relevant target will be equal to 0. If the Operating Income Target’s performance is below zero, then the total Measurable Results Annual Bonus will be equal to 0.

                2.           Non-measureable - An amount of up to 0.4 annual base salaries of our Chief Executive Officer and President may be based on qualitative, non-measureable criteria, according to the discretion of our Compensation Committee and the Board of Directors.

        3.           Special Transactions - The annual bonus based on special activities, such as fund raising and mergers and acquisitions, is up to 0.75 annual base salaries of our Chief Executive Officer and President, according to parameters set by our Board of Directors.

Cap: The total annual bonus cannot exceed in any event the amount of 1.5 annual base salaries of our Chief Executive Officer and President.

Adjustments: Our Board of Directors, following recommendation and approval of our Compensation Committee, may adjust the annual targets set in the Annual Budget in case of extraordinary targets or events that may occur during the relevant fiscal year.

Reasons for the Proposal

In approving the aforesaid proposed annual bonus, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience required from our Chief Executive Officer; his responsibilities and duties; comparable executive compensation in our industry; the expected required contribution to our future growth and profitability; the other elements of compensation, including equity based compensation, payable (or proposed to be payable) to our Chief Executive Officer, as well as certain other factors set forth in the Companies Law and our Compensation Policy.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed two percent of the Company’s voting power.

For the definition of a “controlling shareholder” under the Companies Law, see Item 3 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s formula for determining the bonus to be paid to our Chief Executive Officer and President for each of the years ended December 31, 2016, 2017 and 2018, as described in the Proxy Statement, be, and the same hereby is approved, it being understood that, subject to the milestone and criteria described therein, the Compensation Committee, subject to approval of the Board of Directors, shall have the final authority to determine whether the Chief Executive Officer and President is entitled to any portion of the annual bonus, without a requirement for further shareholder approval.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 - APPROVAL OF THE SALARY TO BE PAID TO THE CURRENT ACTIVE
CHAIRWOMAN OF OUR BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the payment by the Company of a fixed monthly salary to Ms. Heli Bennun, the  Active Chairwoman of our Board of Directors, as described below, commencing as of September 10, 2015, the date that Ms. Bennun commenced serving as our Active Chairwoman. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. This proposal is subject to the re-election of Ms. Bennun pursuant to Item 1 and the approval by the shareholders of Item 3. In the event that Ms. Bennun is not re-elected or Item 3 is not approved, this proposal will be removed from the agenda of the Meeting. Ms. Bennun devotes a  significant amount of her working time to providing services as our Active Chairwoman and is highly engaged in the ongoing running of our company. The Compensation Committee and Board of Directors are recommending that the shareholders approve this proposal to pay Ms. Bennun fixed monthly salary in the amount of NIS 25,000 (currently equivalent to approximately $6,410), which the Board believes appropriately compensates Ms. Bennun for the scope of the services that she provides to our company as an Active Chairwoman.

Required Approval

The approval of the payment of the monthly salary of NIS 25,000 to be paid to our Active Chairwoman of the Board of Directors, commencing as of September 10, 2015, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.  In addition, since Ms. Bennun is a domestic partner of Mr. Zisapel, who may be deemed a “controlling shareholder” (as such term is defined in the Companies Law) of our company, this matter will be approved only if either (i) at least a majority of the Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 3 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above under the caption “Required Approval.”

If this Item 6 is not approved or is not approved by the threshold described above, the Compensation Committee and Board of Directors may still approve the proposal subject to specific requirements set in the Companies Law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the monthly salary to be paid to Ms. Heli Bennun, our  Active Chairwoman of the Board of Directors, commencing as of September 10, 2015, as described in the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 - RATIFICATION OF THE EQUITY-BASED COMPENSATION TO BE PAID TO
DAVID RIPSTEIN, OUR CURRENT CHIEF EXECUTIVE OFFICER AND PRESIDENT

Under the Companies Law, the compensation of the chief executive officer of a public Israeli company must be approved by the company’s compensation committee, board of directors and shareholders, in that order. In addition, under the Companies Law, when approving such compensation, the compensation committee and board of directors must determine that the compensation is in accordance with the company’s compensation policy.

In February 2015, our Compensation Committee and Board of Directors approved the proposed grant of equity-based compensation to Mr. David Ripstein, our current Chief Executive Officer and President, and recommended that shareholders approve such equity-based compensation at the next meeting of shareholders. On November 15, 2015, and November 20, 2015, our Compensation Committee and Board of Directors, respectively, re-approved the grant and recommended that it be submitted to the shareholders for their approval at the next meeting of shareholders. Our Compensation Committee and Board of Directors determined that such compensation is in accordance with our Compensation Policy. Mr. Ripstein also receives certain additional compensation and benefits as more fully described under “Compensation of Executive Officers and Directors” above.

Proposed Equity-Based Compensation

We are asking shareholders to ratify a one-time grant to Mr. Ripstein of options under our 2013 Share Option Plan, which was amended on February 19, 2015 (as amended, the “2013 Plan”), to purchase 10,000 Ordinary Shares, and a one-time grant of restricted stock units (or “RSUs”) under the 2013 Plan to purchase 6,000 Ordinary Shares. The options will vest over one year in four (4) equal quarterly installments commencing as of February 2, 2015, the date our Board of Directors initially approved the grant of options to Mr. Ripstein. The RSUs will vest over one year in four (4) equal quarterly installments commencing as of February 19, 2015, the date our Board of Directors initially approved the grant of RSUs to Mr. Ripstein. The options and RSUs will expire after five years or, if earlier, 180 days after the date of termination of Mr. Ripstein’s employment.  The exercise price per share of the options will be equal to the closing price of our Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of the Meeting. For more information regarding options issued under the 2013 Plan, see Item No. 6B of our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 26, 2015.

Reasons for the Proposal

Mr. Ripstein has been acting as our Chief Executive Officer and President for more than eight years, beginning April 2007. The Compensation Committee and Board of Directors noted in their approval that the proposed equity-based compensation is intended to compensate Mr. Ripstein for his service and his contributions to the Company’s development and business, and is in accordance with our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the equity-based compensation to be paid to Mr. Ripstein, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the equity-based compensation to be paid to Mr. Ripstein or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the equity-based compensation to be paid to Mr. Ripstein does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 3 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above under the caption “Required Approval.”

According to the Companies Law, even if the shareholders do not approve the proposed terms of the equity-based compensation to be provided to Mr. Ripstein, our Compensation Committee and Board of Directors may thereafter approve the proposal, provided that they approve it based on detailed reasoning, following a re-evaluation of the proposed compensation and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the equity-based compensation to be paid to Mr. Ripstein as described in the Proxy Statement be and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 8– RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the 2016 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL
STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2014 were filed together with our Annual Report on Form 20-F, which was filed on March 26, 2015 with the SEC and is available at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote by the shareholders.

ITEM 10 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than November 26, 2015. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than December 3, 2015.

In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the General Counsel. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.  The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board of Directors may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the record date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

Shareholder Proposals for Annual General Meeting in 2016

Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, our 2016 Annual General Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2016 Annual General Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than  December 30, 2016; provided that if the date of the 2016 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after the anniversary of the Meeting, our General Counsel must receive the written proposal by no later than the first to occur of (i) the seventh calendar day following the day on which we call and provide notice of the 2016 Annual General Meeting and (ii) the fourteenth calendar  day following the day on which public disclosure of the date of such meeting is first made.

A shareholder proposal should be made in the manner set forth above mutatis mutandis, and in accordance with the provisions of the Companies Law.

For the sake of clarity, the information set forth in this section is, and should be construed, as a “preannouncement notice” of the 2016 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors,

Heli Bennun

Active Chairwoman of the Board of Directors

Dated: November 23, 2015